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                                                                  Rule 424(b)(3)
                                                                   No. 333-34186

                             CAPITAL AUTOMOTIVE REIT

                  DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

       This prospectus supplement (the "Supplement") is part of, and should be read in conjunction with, the prospectus dated April 14, 2000, as supplemented by the prospectus supplement dated February 27, 2001 (the "Prospectus") relating to the Capital Automotive REIT Dividend Reinvestment and Share Purchase Plan.

       The changes described in this Supplement will become effective on March 2, 2001 for the April 15, 2001 investment date.

       - The discount applicable to common shares purchased using optional cash payments of $10,000 or less per month has been reduced from 3% to 0%. As a result, the purchase price for common shares purchased using optional cash payments of $10,000 or less will be 100% of the market price of the common shares (if purchased directly from us) or 100% of the average price per share actually paid (if purchased from parties other than us).

       - The discount applicable to common shares acquired through reinvestment of dividends and distributions has not changed.

       - The following paragraph is inserted as the fourth paragraph under the caption "Tax Consequences of Dividend Reinvestment Program" in the response to Question 29 under the heading "Terms and Conditions of the Plan":

              "There is no clear legal authority regarding the income tax treatment of a holder of units in the Partnership who invests cash distributions from the Partnership in common shares of another entity (such as the Company) that is a partner in the Partnership. The treatment described above may vary in the case of holders of units whose Partnership distributions are being reinvested."

       Information on the cover page of the Prospectus and in the Prospectus under the captions "Summary of the Plan -- Initial Investment if You Do Not Own Shares or Units," "Summary of the Plan -- Optional Cash Payments" and "Summary of the Plan -- Purchase Price" and the responses to Questions 1, 4, 15, 20 and 29 under the heading "Terms and Conditions of the Plan" should be read in light of the information contained in this Supplement.




March 6, 2001                                    Prospectus Dated April 14, 2000